HOLLYWOOD CASINO SHREVEPORT

451 Clyde Fant Parkway

Shreveport, Louisiana  71101

June 1, 2005

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C.  20549

Via EDGAR filing system.

Re:	Hollywood Casino Shreveport
Form 10-K for the year ended December 31, 2004
Filed March 30, 2005
File No. 333-88679

Shreveport Capital Corporation
Form 10-K for the year ended December 31, 2004
Filed March 30, 2005
File No. 333-88679-01

This letter is in response to your letter of May 25, 2005 with respect to the above referenced filings on Form 10-K for the year ended December 31, 2004.  In that letter, you asked us to address the following comment:

Form 10-K for the year ended December 31, 2004

Note 1.  Successor’s note, pages 33-35

Acquisition of Hollywood Casino Shreveport, pages 33-34

1.  Please provide us with a condensed balance sheet presenting the purchase price allocation for the acquisition by Penn National.  In addition, please briefly explain your basis for each purchase price adjustment.  Finally, tell us how your measurement of fair value of the assumed liabilities is consistent with the guidance in paragraph 37 (g) of SFAS 141.

Response:

The following sets forth the condensed balance sheet of Hollywood Casino Shreveport presenting the purchase price allocations resulting from the acquisition by Penn National.  The purchase price adjustments were based on the following:

(1)	Revaluation of Hollywood Casino Shreveport’s property and equipment to their estimated fair market values based on an independent appraisal obtained by Penn National.
(2)

Establishment of a valuation allowance at the merger date to fully reserve the management fee payable to a related party. Such management fee is subordinated in payment to the First Mortgage Notes and Senior Secured Notes.

(3)

Establishment of a valuation allowance to reduce the carrying amount of the First Mortgage Notes and Senior Secured Notes to management’s estimate of their fair market value. Such estimate of fair market value was based on the net fair market value of all other assets acquired and liabilities assumed (see additional comments below).

(4)	Existing deficiencies in the partners’ capital accounts were adjusted to a zero basis as of the merger date.

HOLLYWOOD CASINO SHREVEPORT AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEET
FEBRUARY 28, 2003

(In thousands)

	Historical Cost	Purchase Price Allocations		Adjusted Balances

Assets
Current assets:
Cash and cash equivalents	$12,274			$12,274
Accounts receivable, net of allowances	2,061			2,061
Inventories	1,844			1,844
Prepaid expenses and other current assets	1,075			1,075
Total current assets	17,254			17,254

Property and equipment:
Land improvements	1,665	$8,335	(1)	10,000
Building and improvements	97,474	(22,474	)(1)	75,000
Riverboat	45,098	(29,861	)(1)	15,237
Furniture and equipment	48,257	(30,022	)(1)	18,235
	192,494	(74,022)		118,472
Less-accumulated depreciation	(35,222)	35,222		—
	157,272	(38,800)		118,472

Deferred financing costs	4,550			4,550
Other assets	373			373

	$179,449	$(38,800)		$140,649

Liabilities and Partners’ Deficiency
Current liabilities:
Current maturities of long-term debt	$7			$7
Accounts payable	6,457			6,457
Accrued liabilities
Salaries and wages	1,696			1,696
Interest	3,742			3,742
Gaming and other taxes	1,709			1,709
Insurance	1,696			1,696
Other	3,260			3,260
Due to affiliates	6,756	$(6,420	)(2)	336
Other current liabilities	1,113			1,113
Total current liabilities	26,436	(6,420)		20,016

Long-term debt, less current maturities	189,870	(69,545	)(3)	120,325

Other noncurrent liabilities	308			308

Partners’ deficiency	(37,165)	37,165	(4)	—

	$179,449	$(38,800)		$140,649

Paragraph 37 (g) of SFAS 141 provides general guidance for assigning amounts to assets acquired and liabilities assumed in a purchase transaction.  Specifically, the guidance for assigning amounts in section (g) states that “Accounts and notes payable, long-term debt, and other claims payable, (should be valued) at present value of amounts to be paid determined at appropriate current interest rates.”

Because the long-term debt, consisting of the First Mortgage Notes and Senior Secured Notes, was non-recourse to Penn National and could only be satisfied by the net assets of Hollywood Casino Shreveport, management believed that such long-term debt should be valued at the net assets available to satisfy the debt as of the date of the merger.  We believe that by reducing the carrying amount of the long-term debt to reflect the amount of net assets available for repayment of its creditors, Hollywood Casino Shreveport’s accounting is consistent with the guidance of paragraph 37 (g) of SFAS 141.

In responding to your comments, we acknowledge that:

(1)	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

(2)	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

(3)	The Company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me if you have any additional questions or require clarification of the foregoing.

Sincerely,

Hollywood Casino Shreveport

By:  HCS I, Inc., its Managing Partner;

Shreveport Capital Corporation; and

HWCC-Louisiana, Inc.

/s/ John C. Hull
John C. Hull
Chief Executive Officer